Filed by OpenPayd Global Holdings Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Titan Acquisition Corp

Commission File No.: 001-42590

On June 1, 2026, OpenPayd Global Holdings Limited (“OpenPayd”) announced its proposed business combination with Titan Acquisition Corp (“Titan”), which is expected to result in OpenPayd becoming a publicly traded company listed on the Nasdaq Stock Exchange. The following is a transcript of an interview given by OpenPayd on June 11, 2026 during Money20/20 Europe in Amsterdam, in which the proposed business combination between Titan and OpenPayd was discussed.

Participants: Iana Dimitrova (Chief Executive, OpenPayd) in conversation with Tyler, Senior Reporter, FinTech Futures.

Tyler (FinTech Futures): Hello everybody, and welcome to our Money20/20 Europe coverage here in Amsterdam. My name is Tyler Pathe, and I’m a senior reporter at FinTech Futures. Today I’m very happy to be joined by Iana Dimitrova, the Chief Executive of OpenPayd. Iana, how are you?

Iana Dimitrova: Good morning, Tyler. Thank you so much for having me, and for having OpenPayd. I’m very excited to be here in Amsterdam for Money20/20.

Tyler: Fantastic. We’ve got a massive announcement coming from OpenPayd this week, really really excited to hear that development, and we’ll get on to that in due course. For our audience who might be new to OpenPayd, there probably won’t be many of them, but for those who are new, can you give us a brief rundown of what the company does?

Iana Dimitrova: Absolutely, very happy to. OpenPayd is a global infrastructure provider for modern money movement. We sit squarely at the intersection of traditional banking and regulated digital assets. The way to think about us is as a platform that orchestrates payment accounts, local and cross-border payments, treasury management, exchange services, and all of the underlying compliance wrapped around all of this, both for fiat as well as digital assets. So we offer that parity across both stablecoins and fiat payments for businesses.

Tyler: Fantastic. Those are two really key talking points here at Money20/20 Europe this week: we’ve seen a lot of convergence between DeFi and TradFi, really really love that. As we mentioned at the beginning, there was a really big announcement made by OpenPayd here at Money20/20 this week, which of course is regarding the Nasdaq listing. Very exciting news.

Iana Dimitrova: Absolutely, very exciting.

Tyler: I’ve been speaking to a lot of people who aren’t even related to your company, and they say, “Have you heard that they’re listing on Nasdaq?” There’s a lot of buzz about it. Can you give us a brief insight into what’s going on with that announcement?

Iana Dimitrova: On Monday, on the 1st of June, we announced that OpenPayd is going to combine with a public special purpose acquisition vehicle, that’s Titan Acquisition Corp., for the purposes of listing on the Nasdaq Stock Exchange in the U.S., expecting equity value exceeding $1 billion. Once the transaction completes, and we expect that to happen before the end of the calendar year, in early Q4 hopefully, we expect to become, OpenPayd, fully listed on the Nasdaq Stock Exchange.

Tyler: It’s really exciting to hear about this, and it’s closing quite soon, in the grand scheme of things, by quarter 4. You there about mentioned the merger; how will that affect the provision of what OpenPayd does?

Iana Dimitrova: That’s a great question. First of all, the important thing to say to all of our partners and all of our customers is that this is very much business as usual. We remain fully committed to delivering the excellent standard of service that they have now come to expect from OpenPayd. What the merger, and ultimately the listing on the Nasdaq stock exchange is going to give us is access to both the capital and the validation, the public endorsement, that we need in order to continue to grow. And when I say continue to grow, I mean innovate in terms of product capabilities and product, service capabilities, and continue to expand globally, so that we can underpin the growth ambitions of our own customers and continue to drive the growth of the digital economy.

Tyler: That’s fantastic. Has it been difficult to navigate the listing on Nasdaq and the process that led up to this deal being announced this week?

Iana Dimitrova: Absolutely. At OpenPayd, we have been very deliberate about how we approach the process. We announced the merger with Titan Acquisition Corp., and we have been very intentional in choosing Titan Acquisition Corp. The executive team of Titan are all executives that are incredibly experienced in the fintech space. The Chief Executive of Titan Acquisition Corp., Frank Mastrangelo, is the former Chief Executive of Bancorp in America, so he is both a serial fintech entrepreneur but also extremely experienced in the public markets, as well as, in particular the de-SPAC segment of that market. It’s also worth mentioning that we have an incredibly strong network of supporters and advisors across all the key areas of the business now required to make that jump and transition, and to get us ready for the scrutiny of the public markets, but we feel incredibly confident because of the strong fundamentals of the business, so we feel incredibly confident in OpenPayd’s growth story, based on five fantastic years of organic growth, and this is now just a matter of going through the regulatory approvals with the SEC and getting ourselves to the Nasdaq listing.

Tyler: Fantastic, well great congratulations on making that announcement this week. There are a lot of synergies, as you mentioned, between Titan and OpenPayd, and with the convergence between TradFi and DeFi. How will this help you scale in the US? You mentioned organic growth there.

Iana Dimitrova: Yes, absolutely. We are just in the process of completing an acquisition in the US that will give us access to a broad number of money transmission licenses: over 40 money transmission licenses in the US. This deal is about to complete in the coming weeks, and then from there we’ll replicate the infrastructure we have here in Europe, with the purposes of really switching on the US as a geography and US capabilities for our existing client book. What’s really exciting is that we have an ecosystem of customers who have been with OpenPayd for several years now that have been asking us to go to the US and been asking us switch on these additional capabilities. So we have a very strong pipeline of customers who are waiting, who have already done the technical integration and have already done the onboarding, and are just waiting for us to switch on those capabilities. For us, that is the natural step in the evolution and growth of our platform.

Tyler: It’s good that you already have your customers coming to you wanting that. It means that when you land, you’re going to hit the ground running.

Iana Dimitrova: Absolutely: it’s not a go-to-market, it’s the market coming to us when it comes to the US and we’re incredibly excited. For us, we grow when our customers grow, and this is one of the main reasons we went into the process of the de-SPAC and public listing because it’s going to give us the access to capital we need in order to move faster and be exactly where our customers want to go in 12, 18, and 24 months. So the US comes first, but then we’re looking at all other territories where our customers are headed to, where they see growth potential.

Tyler: Fantastic, well we must keep an eye on that journey as the year progresses. We’re here at Money20/20 Europe, and there are a lot of different topics being discussed today. What are you keeping an eye out for?

Iana Dimitrova: Right now, it’s all about cross-border payments facilitated by stablecoins. We see a major shift, we see the adoption growing. It’s incredibly exciting because our customers, our partner banks, and our regulators: everyone is now at the point of recognizing the utility of blockchain technology, the utility of stablecoins when it comes to cross-border payments. We’re very excited, because we’ve been advocates for this for several years, and just very excited to see that mass adoption at this point.

Tyler: OpenPayd almost seems to be ahead of everybody else, based on the discussions I’m hearing from other companies; many are almost to say just waking up to it now. But it’s a massive topic. Can you tell us a little about how stablecoins work in the context of OpenPayd and then cross-border payments?

Iana Dimitrova: Absolutely, so a few years ago, when we set the foundation of OpenPayd, we set out on a mission to help the digital economy grow, and that mission hasn’t changed; it has withstood the test of time. What has really changed is the way that we go about it. And I guess to illustrate my point, I’ll just give you one example. We have now very recently as part of the payment network of one of the main stablecoin issuers, we recently tested transactions from the UK into local currency in Brazil and Mexico. That fiat-to-stablecoin-to-fiat transaction, what we call the “stablecoin sandwich” cross-border transaction took less than 40 seconds. Your entire audience knows how the SWIFT network operates, with its cut-off times and the costs associated with it. So when we sit here and we say we can load pound sterling and disburse in Mexican pesos in less than 40 seconds by injecting a stablecoin in between, I mean it just blows your mind, because you immediately think about all the use cases and the value-add we bring back to businesses, to really invest in areas outside of their payment operations.

Tyler: It’s fantastic to think about the cost savings, the time savings, you know there are certain windows you have to abide by in traditional corridors that are sort of like completely blown away by stablecoins. So it’s a super exciting time. OpenPayd of course offers a single API to initiate these cross-border payments. How does that connection reduce friction?

Iana Dimitrova: Yes, absolutely. The way to think about OpenPayd is a single API orchestration layer which is dynamic and real-time. What that means is that we’ve done the heavy lifting in the background. We’ve built both the regulatory moat, so the combination of licenses across fiat and digital assets that allows us to provide that service across both, and we have built the technology, the connectivity to the main stablecoin issuers, the liquidity providers, and the main tier-one banks as well. And therefore all we need is for a business to say, “I need to execute money movement from point A to point B,” and then we orchestrate, in the background and in real time, how this is done in the quickest the and most efficient and cost-efficient way forward. Businesses don’t have to worry about it. There is a single contract and a single API that we expose, and we take the complexity of that orchestration away from them.

Tyler: Oh fantastic, and that’s exactly what they are wanting to hear. Are you, there is another buzzword going around Money20/20 this year is agentic payments. How focused is the company on that?

Iana Dimitrova: This is absolutely an area of focus, because we understand very well that, for the digital economy to grow, agentic payments will be one of the key enablers, the key drivers. Now, we have been building the infrastructure for agentic payments from day one. So I just want to say this loud and clear: agentic payments is now something everyone gets excited about, because everyone is starting to talk and think about the agentic economy and agents making execution of actions on our behalf. But at OpenPayd, we have been building that infrastructure, in a way that can be picked up by third-party, independent agents, from day one. I want to make that very clear. So when we think about the future of payments and the enablement of agentic payments for the digital economy to continue to grow, OpenPayd is 100% the right partner, because we’re already ready for it.

Tyler: Fantastic. You’re at the forefront of all these emerging technologies, and you know, heading to Nasdaq, so great congratulations on that. It’s been fantastic to speak with you today, Iana.

Iana Dimitrova: Thank you so much for having me.

Tyler: Thank you. We’ll keep in touch in Q4 when that listing happens.

Iana Dimitrova: Absolutely, very happy to.

Tyler: It’s a big year for OpenPayd, congratulations again on that announcement. Thank you to everybody who has joined us for this video. I hope you’ve enjoyed our conversation and learned a lot about stablecoin money movement and agentic payments. If you’d like to find out more about OpenPayd’s journey to Nasdaq, its merger with Titan, or more from the Money20/20 Europe conference this year, follow along with us at fintechfutures.com. Until next time, goodbye.

FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding expectations of OpenPayd or Titan concerning the outlook for their business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets, as well as any information concerning possible, assumed, estimated or expected future operations and future financial performance of OpenPayd. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management of Titan, OpenPayd and Titan Acquisition Sponsor Holdco LLC (the “Sponsor”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Titan, OpenPayd and the Sponsor.

You should carefully consider the risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Titan’s final prospectus relating to its initial public offering dated April 8, 2025, its subsequent filings with the SEC and in the definitive proxy statement to be delivered to Titan’s shareholders and related registration statement on Form F-4, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Titan. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could materially and adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of shareholders is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to OpenPayd; any downturn or volatility in economic conditions, including inflation; risks related to the rollout of OpenPayd’s business and the timing of expected business milestones, and to relationships with customers; the effects of competition on OpenPayd’s future business; risks related to OpenPayd’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against it; disruption of OpenPayd’s relationships with its customers, business partners and others resulting from the announcement of the proposed transaction; the amount of redemption requests made by Titan’s public shareholders; the ability of Titan or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future. If any of these risks materialize or OpenPayd’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Titan nor OpenPayd presently know or that they currently believe are immaterial that could also cause actual results to differ, potentially materially, from those contained in or implied by the forward-looking statements. In addition, forward-looking statements reflect Titan’s and OpenPayd’s expectations, plans or forecasts of future events and views as of the date of this communication.

There may be additional risks that Titan and OpenPayd do not presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. While Titan or OpenPayd may elect to update these forward-looking statements at some point in the future, Titan and OpenPayd specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Titan’s or OpenPayd’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

This communication relates to the proposed transaction. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, a registration statement on Form F-4 will be filed with the SEC, which will include a proxy statement and a prospectus of Titan, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to Titan’s shareholders, seeking any required shareholder approval. Before making any voting or investment decision, investors and security holders of Titan and potential investors in the post-business combination combined company are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by OpenPayd and/or Titan through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Titan may be obtained free of charge from Titan’s website at https://www.titan-spac.com/investor-information or by written request to Titan at Titan Acquisition Corp., c/o Winston & Strawn LLP, 800 Capitol St. STE 2400, Houston, Texas 77002.

Participants in the Solicitation

Titan, OpenPayd and their respective directors, managers and officers may be deemed participants in the solicitation of proxies of shareholders in connection with the proposed transaction. Titan shareholders and other interested persons may obtain more detailed information regarding the directors, managers and officers of Titan in Titan’s filings with the SEC, which may be obtained, without charge, on the website maintained by the SEC at www.sec.gov. Additional information will be available in the definitive proxy statement included in the registration statement when it becomes available.

No Offer or Solicitation

This communication relates to the proposed transaction and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.